Edgar Correspondence
September 12, 2008
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cray Inc. Form 10-K for the Year Ended December 31, 2007 Filed March 11, 2008 Definitive Proxy Statement Filed on March 31, 2008 File No. 000-26820
Dear Ms. Collins:
This letter responds to your comment letter of August 21, 2008. For ease of reference, the staff comments are set forth below in bold and our response to each comment follows immediately thereafter. Page references are from our 2007 Annual Report on Form 10-K or 2008 Proxy Statement, as appropriate, unless otherwise specified.
Staff Comment:
Form 10-K for the Fiscal year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
1.	You disclose in the risk factor section that “[d]elays in component availability, product development, receipt of orders or product acceptances had a substantial adverse effect on [y]our quarterly and full year results for 2007 and prior years and could continue to have such an effect on [y]our quarterly and full year results in 2008 and future years.” On pages 13 and 35 of your filing, you provide limited further detail regarding these delays. Consider elaborating in your overview section on the nature of these delays, your expectations regarding future delays, the impact that you expect that these delays will have on your continued financial condition, and any proposed course of action to mitigate these delays.

Company Response:
We believe that our “Overview and Executive Summary” discussion appropriately facilitates a reader’s understanding of our Management’s Discussion and Analysis of Financial Condition and Results of Operations and provides, from the perspective of our management, an identification of the most important themes and other significant matters with which our management is concerned in evaluating our financial condition and operating results, consistent with the guidance in Release 33-8350.
We believe that our identification and discussion of delays in component availability, product development, receipt of orders or product acceptances is appropriate both in the line item discussion of our results of operations, particularly revenue (for example, page 35), and as a significant factor to investors going forward in our Risk Factors discussion, such as on pages 13 (top and bottom), 14 and 15. In preparing our financial plans, as is common with all companies involved in significant technology development programs, we make good-faith estimates based on our experience regarding reasonable product development plans, including discussions with key vendors about when components with certain features are expected to be available, and appropriate periods for product acceptances. Nevertheless, from time to time we have incurred delays beyond what we anticipated, sometimes not within our control, as for example the well-known delays in AMD’s Opteron™ quad-core deliveries; in our periodic filings we have discussed such issues as they have occurred, and you have noted some of those disclosures. We believe that the Overview and Executive Summary section currently is not the most appropriate section for a discussion of these delays, given the staff guidance that this section should concentrate on the “most important themes and other significant matters” with which our management is concerned, which is, in the end, a management judgment call, and would in fact duplicate the more detailed discussions that follow. Nevertheless, in the future we will consider including an appropriate discussion in the Overview and Executive Summary regarding such delays as may be warranted in the circumstances then existing.
Staff Comment:
2.	We note in your table on page 35 that you include product and service revenue, as well as the related cost of revenue, line items with gross margin percentages for each although your discussion regarding the year over year changes only includes a discussion related to revenue and gross margin. Tell us how you considered including a discussion of material changes within cost of revenue, for both product and service, for all periods presented.
Company Response:
We believe we did discuss the material changes within the cost of revenue, for both product and service, for all periods presented. Given the close relationship between cost of revenue, whether product or service, and the gross margin, we combined these discussions under the captions “Product Gross Margin” and “Service Gross Margin” on page 36 of our 2007 Form 10-K. For example, in the discussion of Product Gross Margin we discussed such cost factors as the charges for excess and obsolete inventory, settlement of contract penalties, amortization of core technology intangible assets and the recognition of a loss on the Red Storm project, and in the discussion of Service Gross Margin, we discussed the rate of increasing costs and additional costs through expansion of new Cray Technical Services offerings. As discussed below in our response to Comment 3, in future filings we will assess, when there are two or more contributing factors of such significance that we believe they should be described in the filings, whether quantification is necessary for an investor to understand a material change, including in the cost of revenue, and we will consider using appropriate captions describing both cost of revenue and margin for clarification to investors.
Staff Comment:
3.	We also note that in your discussion of the results of operations, there are some instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, your disclosures indicate that the increase in gross margin in 2006 compared to 2005 was a result of lower charges for excess and obsolete inventory and no amortization of core technology intangible assets that were written off during the fourth quarter of 2005 although it is not clear how much of the increase was attributable to each. We note similar instances in your discussion of the year over year changes in sales and marketing expense and general and administrative expense. Tell us how you considered providing a discussion that provides quantification for each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835.
Company Response:
We believe that, in our discussion of the results of operations, we have identified and quantified the material factors affecting the annual results.
With respect to product revenue and gross margin, the principal factors responsible for the material changes for these periods were the relative amounts of revenue contributed from product sales and projects (the latter being at low or no gross margin) in the particular period, and with respect to operating expenses, the level of net research and development expenses, which in turn is the difference between the level of gross expenditures and the level of reimbursed research and development, in the particular period. Full quantification is provided for all of these changes. We also described and quantified the impact of recognized losses on specific projects and the impact of sales of previously written-off inventory. We identified these as the material factors of importance to our investors in understanding our results of operations.
In your letter you noted in particular the comparison of 2006 and 2005 gross margin and our statements regarding the impact of excess and obsolete inventory and the discontinuance of the amortization of core technology intangible assets written off in the fourth quarter of 2005. We note that the amount of inventory markdowns is set forth on the statement of cash flows on page F-4 and in the inventory note to the consolidated financial statements (Note 5 in the 2007 Form 10-K on pages F-14 and F-15), and that, in the 2006 Form 10-K, we quantified the $5.8 million markdown of inventory in the discussion of 2005 compared to 2004 results. The inventory markdown amounts in subsequent years were substantially less — $1.6 million in 2006 and $727,000 in 2007 — and less significant. We also note that the amount of the amortization of core technology assets on a quarterly basis of approximately $336,000, or about $1.3 million annually, is set forth in Note 18 on page F-24 of our 2004 Form 10-K. Given the former disclosures and, writing in 2008, the less relevant discussion of 2006 compared to 2005 operating results, we did not believe the dollar amounts were of such materiality that necessitated repeating in our 2007 Form 10-K.

The levels of our service revenue and margin and the level of expenditures for sales and marketing and general and administrative, in terms of absolute numbers and as a percentage of total revenue, were for the most part relatively consistent over the periods presented. As your comments illustrate, we added textual commentary regarding the principal factors that affected those levels to provide additional background to our investors. We believed that these textual comments, combined with our outlook for anticipated levels in future periods, provide our investors with appropriate information regarding our past and anticipated results from operations for these items.
Upon further review and in light of your comments, however, in future filings, beginning with the quarterly report on Form 10-Q for the third quarter of 2008, we will assess, when there are two or more contributing factors of such significance that we believe they should be described in the filings, whether quantification is necessary for an investor to understand a material change. If it is reasonably practicable to quantify the dollar amounts and/or percentages attributable to each factor, we will identify and quantify such amounts in these future filings in line with Item 303(a) and instruction 4 and the staff guidance provided in Section III.D of Release 33-6835.
Staff Comment:
4.	We note that in 2005 you recorded an impairment charge of $4.9 million on the unamortized balance of a core technology intangible asset and this impairment charge is classified in the “Restructuring, Severance and Impairment” line item in your Consolidated Statements of Operations. We also note that based on your discussion of product gross margin, amortization of this core technology intangible asset is included in cost of product revenue. Tell us how you considered including the impairment charge related to the core technology intangible asset as a component of cost of product revenue. Refer by analogy to the guidance under EITF 96-9.
Company Response:
The core technology asset was acquired in our 2004 acquisition of OctigaBay Systems Corporation and related to certain intellectual property (Rapid Array technology) acquired in the acquisition. We were amortizing this asset into cost of sales over the five-year estimated life of the asset (the estimated life was based on the expected product sales that utilized this technology). This technology was first incorporated into one of our products, the Cray XD1 system, sales of which commenced in the second half of 2004. In late 2005, we made the decision to discontinue further development of the Cray XD1 system and any successor product as part of our larger decision to then close our Canadian development operations. The Rapid Array technology was not being utilized in our other current products at the time (the Cray XT3 and Cray X1E systems) nor was it expected to have any material benefit to any later generation products. We performed an impairment analysis and determined that the unamortized balance of the core technology intangible asset was impaired. We classified the impairment in the “Restructuring, Severance and Impairment” line on the Statement of Operations for the reasons discussed below.

Our normal processes evaluate inventory on hand to determine if inventory quantities are in excess of current demand or have become obsolete and would need to be marked down to estimated net realizable value. We record these markdowns to cost of product revenue. We did evaluate our inventory of Cray XD1 during 2005 and any markdowns were recorded to cost of product revenue.
EITF 96-9, Classification of Inventory Markdowns and Other Costs Associated with a Restructuring, states:
“The SEC staff recognizes that there may be circumstances in which it can be asserted that inventory markdowns are costs directly attributable to a decision to exit or restructure an activity. However, the staff believes that it is difficult to distinguish inventory markdowns attributable to a decision to exit or restructure an activity from inventory markdowns attributable to external market factors that are independent of a decision to exit or restructure an activity. Further, the staff believes that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business.
“Accordingly, the SEC staff believes that inventory markdowns should be classified in the income statement as a component of cost of goods sold.”
We believe that the guidance provided by EITF 96-9 should not be applied to the impairment of the core technology asset as that asset was not inventory. Additionally, we did not apply the guidance provided by EITF 96-9 by analogy as the decision to discontinue future development of the Cray XD1 system and the determination that the core technology asset had little to no future economic benefit to us. We did not consider the decision to close our Canadian development operations and exit this product line to be a normal, recurring activity and therefore concluded it was appropriate to include this impairment in the “Restructuring, Severance and Impairment” line on the Statement of Operations.
Staff Comment:
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 41
5.	Please provide the quantitative disclosure regarding the interest rate risk in accordance with Item 305(a) of Regulation S-K.
Company Response:
We acknowledge the quantitative disclosure requirements regarding interest rate risk in accordance with Item 305(a). As of December 31, 2007, we had approximately $48.6 million of short-term investments, which were invested in fixed interest rate securities bearing annual interest rates ranging from 0% to 5.7%. We did not consider the market risk on these investments significant due to the short-term contractual maturities of the majority of the investment portfolio. Approximately $26.0 million of the $48.6 million of investments had contractual maturities in the first quarter of 2008. An additional $7.4 million of investments had contractual maturities in the second quarter of 2008. As of June 30, 2008, we had approximately $15.0 million of short-term investments. For the six months ended June 30, 2008 and through the date of this letter, we have not incurred any material gains or losses on the disposition of investments that did not reach their contractual maturity. As of August 30, 2008, the unrecognized gains or losses on our remaining short-term investments were not material. In future filings, however, we will provide in our market risk discussion appropriate quantitative disclosure pursuant to Item 305(a).
Staff Comment:
Item 9A. Controls and Procedures. Page 43
6.	You present the conclusions of management regarding the effectiveness of your disclosure controls and procedures. Item 307 of Regulation S-K requires you to present the conclusions of your chief executive officer and chief financial officer in these matters. See also Item 601(b)(31)(i) of Regulation S-K and paragraph 4(c) of Exhibits 31.1 and 31.2. Please confirm that the conclusions expressed are those of your chief executive officer and chief financial officer, rather that of management with the participation of those officers, and confirm that you will state these conclusions accordingly in future filings.
Company Response:
We confirm that the conclusions expressed under Item 9A on page 43 regarding the effectiveness of our disclosure controls and procedures are those of our Chief Executive Officer and Chief Financial Officer. In future filings we will state the named officers’ specific conclusions pursuant to Item 307.
Staff Comment:
Note 2. Summary of Significant Accounting Policies
Research and Development, page F-9
7.	We note that you classify amounts to be received from funded research and development projects as either revenue or a reduction to research and development expense based on the specific facts and circumstances of the contractual arrangement. Clarify the process/factors you use to determine whether a funded research and development project should be recorded as revenue or a reduction to research and development expense and the accounting literature relied on. In addition, we note that the funding provided under the DARPA Phase II and Red Storm contracts are recorded as revenue whereas the funding provided under the DARPA Phase II contract is recorded as a reduction to research and development expense. Clarify the differences in these contracts that results in different classification.

Company Response:
Our accounting for funded research and development projects is based on accounting literature including SFAS No. 68, Research and Development Arrangements, and SAB 104, Revenue Recognition. As applicable, we have applied SOP 81-1, Accounting for Performance of Construction/Production Contracts (see the Red Storm discussion below). We evaluate the following factors in determining if a specific contract should be accounted for as revenue or a reduction to research and development expenses:
•	The underlying nature of the contract, including the existence of any contractual deliverables and payment structures. Paragraph 4 of SFAS No. 68 states “An enterprise shall determine the nature of the obligation it incurs when it enters into an arrangement with other parties who fund its research and development. The factors discussed in paragraphs 5—11 and other factors that may be present and relevant to a particular arrangement shall be considered when determining the nature of the enterprise’s obligation;”

•	The amount of funding to be received compared to total costs expected to be incurred for the program; and

•	The nature of the activity — whether the activity is primarily an R&D activity or a discrete “for profit” activity that has benefits beyond the specific contract.
We place significant weight on whether the contract calls for the delivery of a custom product and, if not, the amount of funding to be received compared to the expected costs. In cases where the amount of funding to be received is initially expected to exceed the expected total cost of the program, we generally will conclude that the contract is primarily a revenue generating activity and therefore record the amounts to be received as revenue.
The evaluation of these contracts requires considerable judgment at the outset of each contract, involving an in-depth understanding of the complex technologies and related financial and legal aspects over multi-year time frames of each contract. In recognition of these complexities and in an effort to transparently disclose information that would allow an investor to understand the magnitude of all of our research and development expenditures, regardless of the classification judgments which we make, we disclose the gross amount of research and development activities and the amounts of those gross expenditures that are classified as cost of sales and the amounts that have been recovered and recorded as reductions of research and development expense. All of these gross amounts are then reconciled in tabular form in the notes to the consolidated financial statements to research and development expense as recorded on our Statement of Operations.
The following details the specific accounting for Red Storm, DARPA Phase II and DARPA Phase III:
•	Red Storm — contract for the development and delivery of custom computer system. This contract was based on a Statement of Work with the final deliverable being a large, custom computer system with funding initially expected to exceed anticipated costs. This contract was accounted for under SOP 81-1 and, as such, revenue was recorded on this contract.

•	DARPA Phase II — contract for the research and preliminary design of a new parallel computer structure. The preliminary design was then proposed to DARPA as part of the DARPA Phase III solicitation. The project entailed exploring and evaluating a number of technologies which ultimately led to a preliminary design of a proposed new computer system. Under this contract, we expected to receive amounts in excess of estimated costs and concluded that this contract should be recorded as revenue. While we successfully completed the DARPA Phase II contract, we were not assured of being awarded the DARPA Phase III contract (other companies with Phase II contracts were not selected to proceed with Phase III).

•	DARPA Phase III — contract for the design and development (which includes the demonstration of a prototype that we will own and will not deliver to DARPA) of a new parallel computer system. The project carries forward certain of the work performed during the DARPA Phase II project, although the technical solution has changed significantly from the design proposed during the DARPA Phase II project. We must incur costs in excess of funding to be received (the contract calls for us to incur at least $375.0 million of expense against a planned reimbursement of $250.0 million). Therefore, we are recording the reimbursement as a reduction to research and development expense.
We believe that we have provided appropriate disclosures related to these projects in our 2007 Form 10-K in our MD&A discussion of “Product Revenue,” “Product Gross Margin” and “Research and Development” as well as in Note 18 “Research and Development.” These disclosures provide investors with the gross amounts we spent on research and development and the amounts classified as cost of sales or reimbursed research and development, which reconciles to the amount of net research and development expenses set out in our Statement of Operations.
Staff Comment:
Certifications
8.	Paragraph 4(d) of the certifications by the Chief Executive Officer and Chief Financial Officer differs from the text set forth in Item 601(b)(31)(i) of Regulation S-K. Please confirm that in future filings you will revise the certifications so that the text conforms precisely to that appearing in Item 601(b)(31)(i).
Company Response:
We confirm that in future filings of Annual Reports on Form 10-K we will revise the text of the certifications of the Chief Executive Officer and Chief Financial Officer to conform precisely to the wording appearing in Item 601(b)(31)(i), particularly in paragraph 4(d).

We do note that the certifications, each of which is dated March 11, 2008, in referring to our “most recent fiscal quarter” in fact do refer to the fourth quarter of 2007. As above, we will use the explicit reference set out in paragraph 4(d) of Item 601(b)(31)(i) in future filings of our Form 10-K Annual Report.
Staff Comment:
Exhibits
9.	You have not filed as exhibits to your annual report any agreements with customers or suppliers. Please confirm that you have no such agreements, or advise us as to how you determined that these agreements are not required to be filed under Item 601(b)(10) of Regulation S-K. Please address the following in particular:
• any contracts with significant customers from which you generate over 10% of your annual revenue, including National Energy Research Scientific Computing Center, the U.K. Engineering and Physical Sciences Research Council, and Oak Ridge National Laboratory;
• any contracts with third-party suppliers who are the company’s sole or limited source of critical components, including licensed software; and
• any contracts relating to the DARPA program.
Company Response:
We believe that our agreements with customers and suppliers and the agreements relating to the DARPA program are not required to be filed under Item 601(b)(10). Under clause (ii) of that item, contracts made in the ordinary course of business, expressed as a contract that “ordinarily accompanies the kind of business” that we conduct, do not have to be filed unless they fall within one or more of four specified categories, of which only subclause (B) could be relevant. Subclause (B) requires filings of contracts upon which our “business is substantially dependent, as in the case of continuing contracts to sell the major part” of our products or services or “to purchase the major part” of our requirements of goods, services or raw materials or certain franchises, licenses and agreements relating to intellectual property upon which our business “depends to a material extent (emphasis added).”
Thus to be required to be filed under Item 601(b)(10), the agreements must reach a high standard, much higher than being a 10% customer under Item 101(c)(vii) or a “significant factor” that makes an investment in a company “speculative or risky” under Item 503(c). The Item 601(b)(10)(ii)(B) language requiring a “continuing contract” and the sale or purchase of “the major part” of products or requirements, not “a” major part, thus stating an “over 50%” requirement, expresses this high standard. Other registrants have reviewed the history of Item 601(b)(10) and concluded that only contracts of an “extraordinary nature” or contracts upon which a company depends to such a level that, if the agreement were to terminate, the company would be materially adversely affected and its future viability would be in jeopardy, meet this standard. See issuer responses by AK Steel Corporation, filed on November 6, 2002, and Remington Oil and Gas Corporation, filed on November 12, 2003.

Product Sales Contracts. Our product sales contracts with our customers clearly are made in the ordinary course of our business. Further, none of these are contracts upon which our business is substantially dependent for purposes of Item 601(b)(10)(ii)(B). Our product sales contracts are not “continuing contracts” as they provide for the one-time sale of a computer system. In addition, no product sales agreement comes close in volume to constituting the sale of “the major part” of our products.
We do have continuing contracts with customers for the provision of post-sale maintenance services, but the revenue from any such maintenance contract does not approach even 10% of related product revenue.
We have identified our 10% customers pursuant to Item 101(c)(vii) which, as stated above, sets out a different standard than that of Item 601(b)(10)(ii)(B), although we note that these are not customer contracts the loss of which would have a material adverse effect on us. The identity of our 10% customers changes every year, depending on purchasers’ supercomputer procurement schedules. And even where we have successive agreements with the same customer over several years, each contract is subject to a separate proposal, bid and award process.
Supplier Contracts. As described under “Item 1. Business — Manufacturing and Procurement” on page 10 of our 2007 Form 10-K, our procurements from suppliers, including limited or sole source suppliers, are primarily through purchase orders, some of which are issued pursuant to standard framework agreements that contain the base pricing and other common terms and conditions. Where we have ongoing agreements, they are standard form non-exclusive distribution agreements and licenses, with no onerous or other unusual terms, and where we could find alternate sources. These agreements, none of which covers the purchase of the major part of our requirements for goods or services, are entered into in the ordinary course of business and our business is not substantially dependent upon any of them.
DARPA Agreements. Our DARPA Phase I and Phase II agreements are completed, and provided far less funds than our DARPA Phase III agreement. As described in our response to Comment 7, our Phase III agreement provides for partial (less than two-thirds) government funding of the development of a new supercomputer system over a four-to-five year period. Under this agreement, we must build prototypes of this system but the agreement does not cover the sale of the prototypes or of any supercomputers based on the system we so develop. For the reasons set forth below, we believe our agreements relating to the DARPA program are not required to be filed under Item 601(b)(10).

First, these development funding agreements are in the ordinary course of our business as they ordinarily accompany the high performance computer business. Since our acquisition of the Cray Research business assets in 2000, we continuously have had a number of funded government development contracts of a similar nature covering a portion of the development costs of certain products, including contracts with agencies of the U.S. government for the development of our Cray X1 system, which evolved through separate contracts to cover the development of the Cray X1E system and subsequently the BlackWidow vector system (now, the Cray X2 system); the MTA, Eldorado and Cray XMT multithreaded systems; and the Red Storm system, the precursor to the Cray XT3 system and Cray XT family of supercomputer systems. Other companies in the high performance computer industry, including Silicon Graphics, Sun Microsystems, IBM, Hewlett-Packard and NEC, also are parties to government-funded development contracts. This funding is key to the developing of technologies for which the commercial return is at significant risk but which are important to the United States for national security purposes and for technology leadership.
Government sponsorship of high performance computer development is considered a necessity. See for example the National Research Council’s 2005 report on “Getting Up To Speed: The Future of Supercomputing.” The Council’s overall conclusion was that:
“To meet the current and future needs of the United States, the government agencies that depend on supercomputers, together with the U. S. Congress, need to take primary responsibility for accelerating advances in supercomputing and ensuring that there are multiple strong domestic suppliers of both hardware and software.”
The Council’s report documents and recommends extensive government support for the research and development of high performance computing systems, especially custom-built high bandwidth systems of the sort that we develop and sell.
We conclude that the DARPA agreements are the type of contract that “ordinarily accompanies” the kind of business we conduct and are in our “ordinary course of business.”
Secondly, our business is not “substantially dependent” upon the DARPA Phase III contract, our only current DARPA contract. As noted above, the DARPA Phase I and Phase II contracts are completed. As discussed above in our response to your Comment 7, for financial reporting purposes the DARPA Phase III contract is being accounted for as an offset to research and development expenses rather than as revenue and cost of revenue. Notwithstanding the fact that the reimbursements under the DARPA Phase III contract are not accounted for as revenue, from a magnitude perspective the reimbursements constitute 20% or less of our actual revenue.
The DARPA Phase III contract funds a portion of our development budget — it does not provide for the sale of any products, let alone the major part of our products. Any future products based on the system developed for DARPA would not be ready for sale to customers until at least 2011 or later, and of course any sales of such products would be pursuant to product sales contracts we will have to obtain in the future.

The DARPA Phase III contract could be terminated if the Congress and the Department of Defense do not authorize the continued funding of the program — a common “funding out” clause contained in all multi-year government contracts that is rarely invoked — or if there is a determination that our work “will not produce beneficial results commensurate with the expenditures of resources.” We believe the possibility of the agreement being terminated on this ground is minimal well into 2009 and 2010 — we need to develop the system to a sufficient state for there to be a decision about the value of continuing development and the funding costs to do so. And if the agreement were terminated on this ground, the conclusion would have to be that the high performance computer system planned for the 2011 — 2012 timeframe would not then be commercially compelling. In that event, we would look for alternative funding for the development of the proposed systems and/or look at development of a less expensive and/or a more commercial system. We routinely review all of our development programs, whether government funded or not, to determine the continued market for each of our systems in development, and we make such changes in our product road map and development schedule that we believe appropriate in the circumstances. This is an ongoing management function. A termination of the DARPA Phase III contract would not result in a substantial change in the nature of our operations.
For these reasons, we conclude that our business is not “substantially dependent” on the DARPA Phase III or earlier DARPA agreements.
Staff Comment:
Definitive Proxy Statement on Schedule 14A filed March 31, 2008
The Board of Directors
Director Compensation for 2007, page 14
10.	The format of the tabular disclosure relating to director compensation deviates from that prescribed in Item 402(k) of Regulation S-K, in that it does not aggregate fees earned by the directors. See Item 402(k)(2)(ii) of Regulation S-K. In future filings, please conform the table to the format appearing in Item 402(k). Please itemize the different categories of fees earned in a narrative discussion following the table. See Item 402(k)(3)(i) of Regulation S-K.
Company Response:
We respectfully submit that the tabular disclosure relating to director compensation on page 14 of our 2008 Proxy Statement does set forth the aggregate fees earned by each of the directors — please see the last column under the heading “Total,” which in fact totals the total cash fees earned and the value of the stock awards in the two immediately preceding columns.
With respect to the table set out in Item 402(k)(1), our tabular presentation uses columns (a) — Name; column (b) — Total Cash Fees Earned; column (c) — Stock Awards, and column (h) — Total. The other columns in Item 402(k)(1) are not applicable to the compensation of our directors.

We did add three columns to the table to provide our shareholders, in an easily readable format, greater detail about the cash compensation each director received in terms of retainer fees, board and committee chair fees and meeting fees, consistent with the guidance set forth in Item 8 of the ABA Technical Session Between the SEC Staff and the Joint Committee on Employee Benefits, dated May 8, 2007. The sums of these cash amounts are set out under the caption “Total Cash Fees Earned.”
Our tabular format immediately follows and parallels in structure the narrative discussion on director compensation on page 13 of our 2008 Proxy Statement, with separate paragraphs covering “Cash Compensation” and “Equity Compensation.” While Item 402(k)(3) does not specify the placement of the narrative discussion compared to the tabular disclosure, we understood that, as with respect to the executive officer compensation discussion and analysis and compensation tables, the general discussion should precede the tabular disclosure. Given that the general discussion and tabular disclosure are within one page of each other and follow parallel structures, we submit that our format is easily readable and understood by our shareholders.
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in our SEC filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you require additional information or desire to discuss the foregoing responses (phone: 206-701-2168, facsimile: 206-701-2218; email: brianh@cray.com).
Yours truly,
/s/ Brian C. Henry
Brian C. Henry
Executive Vice President and
Chief Financial Officer

cc.	Peter J. Ungaro, President and Chief Executive Officer
Kenneth W. Johnson, Senior Vice President and General Counsel
Kenneth D. Roselli, Corporate Controller and Chief Accounting Officer
Cray Audit Committee
L. John Stevenson, Jr., Stoel Rives LLP
David C. Lee, Peterson Sullivan PLLC